Exhibit 99.3

	Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.turquoisehill.com.
Annual Report for the year ended December 31, 2013.

Share Capital

As at March 26, 2014, the Company had approximately 2.0 billion common shares issued and outstanding and warrants and stock options outstanding for approximately 155.3 million additional common shares.

	Transfer Agent and Registrar CST Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jessica Largent Media: Tony Shaffer Suite 354 – 200 Granville Street Vancouver, B.C., Canada V6C 1S4 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2013. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 63.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 43.

The effective date of this MD&A is March 26, 2014.

OVERVIEW

2013 FINANCIAL RESULTS AND REVIEW OF OPERATIONS

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong safety performance for 2013 with no fatalities and an All Injury Frequency Rate of 0.43 per 200,000 hours worked.

•	Oyu Tolgoi produced approximately 290,000 tonnes of concentrate for 2013 and 76,700 tonnes of copper in concentrates.

•	In 2013, Oyu Tolgoi recorded net revenue of $51.6 million on 26,400 tonnes of concentrate.

•	In March 2014, sales volumes at Oyu Tolgoi began accelerating and approaching production; as at March 24, 2014, approximately 43,000 tonnes of concentrate has been sold in 2014.

•	During Q4’13, open pit production increased approximately 81% over Q3’13 as the mine returned to more normal operating levels.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•	Concentrator production rates progressively increased during 2013, including periods where throughput rates exceeded design.

•

Production at Oyu Tolgoi during Q1’14 has been impacted by various post-commissioning issues, including failure of the rake blades in the tailings thickeners, which have been repaired and full production recommenced on March 24, 2014. In addition, certain post-commissioning debottlenecking projects have been deferred in order to preserve cash.

•	Oyu Tolgoi is now expected to produce 135,000 to 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates for 2014.

•

Sales contracts have now been signed for 74% and 84% of Oyu Tolgoi’s 2014 and 2015 concentrate production respectively, while 40% of concentrate production is contracted for eight years (subject to renewals); discussions are ongoing with potential customers to place the remaining tonnage under long-term agreements at international terms.

•	During Q4’13 and Q1’14, constructive engagement with the Government of Mongolia continued with the aim of resolving a number of outstanding shareholder issues and progressing project financing.

•	At the end of 2013, approximately 92% of Oyu Tolgoi’s employees were Mongolian nationals in line with the Investment Agreement requirements.

•	During Q4’13, Oyu Tolgoi signed a two-year collective agreement with the Oyu Tolgoi Trade Union – a departure from typical 12-month Mongolian labor agreements.

•	Following a Q4’13 launch, Turquoise Hill successfully closed an approximate $2.4 billion rights offering in January 2014 and repaid all outstanding Rio Tinto funding facilities.

•	In 2013, SouthGobi produced approximately 3.1 million tonnes of coal compared to production of approximately 1.3 million tonnes of coal in 2012.

•

In 2013, SouthGobi sold 3.26 million tonnes of coal at an average realized selling price of $24.25 per tonne compared to sales of 1.98 million tonnes of coal at an average realized selling price of $47.49 per tonne in 2012.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED ANNUAL FINANCIAL INFORMATION

This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

($ in millions of U.S. dollars, except per share information)	Years ended December 31,
	2013	2012	2011
Revenue
Copper-gold concentrate	$51.6	$-	$-
Coal	58.6	78.1	130.8
Total revenue	$110.2	$78.1	$130.8

Net loss from continuing operations attributable to parent	$(68.7)	$(345.4)	$(495.6)
Net loss from discontinued operations attributable to parent	(43.3)	(66.7)	(92.1)
Net loss attributable to parent	$(112.0)	$(412.1)	$(587.7)

Net loss per share from continuing operations attributable to parent	$(0.06)	$(0.31)	$(0.51)
Net loss per share from discontinued operations attributable to parent	(0.03)	(0.06)	(0.10)
Net loss per share attributable to parent	$(0.09)	$(0.37)	$(0.61)

Total assets	$8,595.7	$9,090.1	$6,141.2

Total long-term financial liabilities	$1,130.7	$229.4	$660.1

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Mongolia. The Company’s main focus is the operation and development of the Oyu Tolgoi mine, Turquoise Hill’s principal and only material mineral resource property. Turquoise Hill will continue to consider the divestment of non-core assets. Turquoise Hill’s operating mines were held by the following subsidiaries at December 31, 2013 and March 26, 2014:

•	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia.

•	A 56% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia.

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Future plans for Oyu Tolgoi envisage a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed until matters with the Government of Mongolia can be resolved. Upon successful resolution, development of the underground mine is expected to recommence.

On November 1, 2013, the Company completed the divestment of its 56.1% interest in Inova Resources Limited (formerly Ivanhoe Australia Limited) (Inova) to Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd (Shanxi) for approximately A$90 million in cash (approximately $83 million). Inova’s operations up to the date of disposition are presented as discontinued operations in the consolidated statements of operations and consolidated statements of cash flows.

On November 29, 2013, the Company completed the sale of its 50% interest in Altynalmas Gold Ltd. (Altynalmas) to Sumeru Gold BV (Sumeru) for $235 million.

In 2013, Turquoise Hill recorded a net loss of $112.0 million ($0.09 per share), compared to a net loss of $412.1 million ($0.37 per share) in 2012, which was a decrease of $300.1 million. Results for 2013 included $110.2 million in revenue; $228.7 million in other income; $14.8 million in interest income; an $87.7 million gain from the change in the fair value of the rights offering derivative liabilities; a $5.5 million gain from the change in the fair value of SouthGobi’s embedded derivatives; and $335.6 million of net loss attributable to non-controlling interests. These amounts were offset by $178.2 million in cost of sales; $27.5 million in exploration and evaluation expenses; $233.2 million in other operating expenses; $61.3 million in general and administrative expenses; $30.4 million write-down of accounts receivable and other current assets; $29.8 million write-down of carrying value of materials and supplies inventory; $73.6 million write-down of carrying value of property, plant and equipment; $62.4 million in interest expense; $5.6 million in foreign exchange losses; a $3.1 million share of loss of significantly influenced investees; a $99.9 million provision for income and other taxes; and a $80.6 million loss from discontinued operations.

Turquoise Hill’s cash position, on a consolidated basis at December 31, 2013, was approximately $78.1 million. As at March 26, 2014, Turquoise Hill’s consolidated cash position was approximately $147.0 million.

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during 2013 were the commissioning and production ramp up at the Oyu Tolgoi mining complex and the restarting of operations at SouthGobi’s Ovoot Tolgoi coal mine, which began on March 22, 2013. During 2013, Turquoise Hill sold its holdings in Inova and Altynalmas.

In 2013, Turquoise Hill capitalized $642.9 million in additions to property, plant and equipment compared to $2.6 billion in 2012. The majority of the 2013 additions to property, plant and equipment were at the Oyu Tolgoi mine ($641.0 million), including underground development costs of $459.8 million (2012: $309.1 million). On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Other operating expenses of $233.2 million in 2013 increased by $92.2 million from $141.0 million in 2012. The increase in other operating expenses is primarily due to ceasing the capitalization of development costs associated with the Oyu Tolgoi mine’s open pit operations from May 1, 2013 onwards.

Exploration and evaluation expenses of $27.5 million in 2013 decreased by $38.6 million from $66.1 million in 2012. Exploration and evaluation expenses mainly consists of activities at Oyu Tolgoi (2013: $20.2 million, 2012: $42.2 million) and SouthGobi (2013: $1.2 million, 2012: $8.6 million).

OYU TOLGOI COPPER-GOLD MINE

First year of production

By the end of Q1’13, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete and mine infrastructure was substantially complete.

Major highlights for 2013 and Q1’14 include the following:

•	Oyu Tolgoi achieved a strong safety performance for 2013 with no fatalities and an All Injury Frequency Rate of 0.43 per 200,000 hours worked.

•	In 2013, Oyu Tolgoi produced approximately 290,000 tonnes of concentrate. The mine produced 76,700 tonnes of copper in concentrates for 2013 and met production guidance.

•

Throughput and recovery rates improved throughout 2013. During the first half of 2013, commissioning of the concentrator progressed and concentrate production ramped up. By Q3’13, the concentrator had consistently achieved throughput rates above 95% of capacity and by the end of 2013 was operating at just above design capacity.

•

On July 9, 2013, Oyu Tolgoi commenced the shipping of concentrate. During Q3’13, Oyu Tolgoi’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchased concentrate. Sales commenced on October 19, 2013 when the first customer collected concentrate from the Chinese-border warehouse. Net revenue for 2013 was $51.6 million on 26,400 tonnes of concentrate.

•

In Q2’13, open-pit production rates were reduced to preserve cash and better align open-pit production to the needs of the concentrator during the ramp up period. Open-pit mining resumed during Q3’13 and returned to more normal operating levels during Q4’13. During Q4’13, open-pit production increased approximately 81% over Q3’13.

•

On September 1, 2013, Oyu Tolgoi achieved the Commencement of Production as defined in the October 2009 Investment Agreement between Turquoise Hill, Rio Tinto and the Government of Mongolia. This resulted in an increase in the Management Services Payment from 3% to 6% of capital costs and operating costs incurred by Oyu Tolgoi. The Company and Rio Tinto have agreed to evenly split the Management Services Payment from Oyu Tolgoi.

•

On July 28, 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed and on August 13, 2013 development was suspended. All parties are committed to further construction and development of Oyu Tolgoi subject to resolution of shareholder issues.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Prior to the development suspension in Q3’13, underground lateral development at Hugo North had advanced approximately 16 kilometres and the sinking of Shaft #2 and Shaft #5 had reached approximate depths below surface of 1,200 metres (91% of its final depth) and 200 metres (17% of its final depth), respectively. Development of the main ventilation station was completed during Q3’13.

•

The feasibility study for the expansion of operations at the Oyu Tolgoi mine is ongoing and expected to be complete in the first half of 2014. Following completion, the study must be approved by the mine’s shareholders as well as the Mongolian Minerals Council.

•

Sales contracts have now been signed for 74% and 84% of Oyu Tolgoi’s expected 2014 and 2015 concentrate production respectively, while 40% of concentrate production is contracted for eight years (subject to renewals). Discussions are ongoing with potential customers to place the remaining tonnage under long-term agreements at international terms.

•

At the beginning of January 2014, annual negotiations were conducted with all Oyu Tolgoi customers and 2014 annual treatment and refining charges were settled at the Far East Benchmark of $92 per tonne of copper concentrate and 9.2 cents per pound of payable copper.

•

During Q4’13, negotiations with the Oyu Tolgoi Trade Union were finalized resulting in the signing of a new collective agreement. The new two-year agreement is a departure from Mongolian labor agreements which typically are for 12 months. All parties see the new agreement as a positive step in positioning Oyu Togloi for long-term operations.

Final cost for the initial development and construction of Oyu Tolgoi was approximately $6.2 billion.

Funding of Oyu Tolgoi

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill is required to fund Oyu Tolgoi’s cash requirements until September 1, 2016, and Oyu Tolgoi must repay all amounts funded by way of debt, including accrued interest, before it can pay common share dividends. At December 31, 2013, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.8 billion, including accrued interest of $0.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (Erdenes). These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments. As at December 31, 2013, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon totalled $751.2 million and $110.5 million respectively.

Fourth quarter and full-year 2013 performance

In 2013, Oyu Tolgoi generated revenue of $51.6 million, net of royalties of $3.0 million, on sales of 26,400 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of revenue, net of royalties, by metals in

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

concentrates is as follows: approximately 6,100 tonnes of copper for $37.6 million, approximately 10,000 ounces of gold for $13.2 million and approximately 36,000 ounces of silver for $0.8 million. All 2013 revenue from the sale of copper-gold concentrates arose in Q4’13. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty in Mongolia. Turquoise Hill’s revenues are presented net of royalties.

Oyu Tolgoi recognized cost of sales in 2013 of $49.2 million, which included direct cash costs of product sold, mine administration cash costs of product sold, mining plant and equipment depreciation, and depletion of mineral properties.

Key operational and production metrics for Q4’13 and full-year 2013 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1H 2013	3Q 2013	4Q 2013	12 Months 2013
Open pit material mined (‘000 tonnes)	37,925	12,151	21,956	72,032
Ore Treated (‘000 tonnes)	4,430	8,052	7,835	20,317
Average mill head grades:
Copper (%)	0.42	0.47	0.49	0.47
Gold (g/t)	0.27	0.36	0.41	0.36
Silver (g/t)	1.31	1.39	1.44	1.39
Copper concentrates produced (‘000 tonnes)	50.2	110.3	129.5	290.0
Average concentrate grade (% Cu)	26.1	27.7	25.4	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	32.9	76.7
Gold in concentrates (‘000 ounces)	21	62	74	157
Silver in concentrates (‘000 ounces)	85	196	208	489
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	-	-	6.1	6.1
Gold in concentrates (‘000 ounces)	-	-	10	10
Silver in concentrates (‘000 ounces)	-	-	36	36
Metal recovery (%)
Copper	73.2	81.7	86.4	81.6
Gold	56.7	66.3	71.2	66.1
Silver	47.8	54.9	57.2	54.2

Ramp up of the open pit was slower than expected during Q4’13 due to delays in recruitment and training and a strong focus on construction of the tailings storage facility. As a result, material mined during October and November 2013 was below expectation but it returned to near plan during December.

Production rates at the Oyu Tolgoi concentrator progressively increased during 2013, including periods where throughput rates exceeded design. In December 2013, the concentrator processed 3.0 million tonnes of ore, which was slightly above plan. Record production was achieved on December 2, 2013 with 122,800 tonnes of ore processed. Recovery of copper and gold progressively improved during 2013 as the open-pit mine deepened, feed grades increased and operations normalized.

Infrastructure construction continued throughout 2013. The building of the Oyu Tolgoi – Gashuun Sukhair road to an existing toll road is ongoing and is expected to be completed in 2014. The diversion of the Undai River was finished during Q3’13.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

During 2013, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $641.0 million (2012: $2.6 billion), which included underground development costs of $459.8 million (2012 $309.1 million). On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

Q1’14 operational outlook

Some sales volumes previously expected during Q1’14 were deferred into Q2’14 and Q3’14 due to technical issues at two of Oyu Tolgoi’s receiving smelters. Also, sales were slower than expected during January and February 2014 but began to accelerate during March 2014 and approached production. As at March 24, 2014, approximately 43,000 tonnes of concentrate has been sold in 2014. During Q2’14, sales are expected to increase and match production. During the second half of 2014, Oyu Tolgoi is expected to begin a drawdown of inventory. Oyu Tolgoi will monitor production levels and only if necessary, match them to meet customer requirements, with the goal of returning to more normal levels of inventory by the end of 2014.

As previously disclosed, Q1’14 production has been impacted by various post-commissioning issues including the failure of the rake blades in the tailings thickeners. This resulted in a shutdown of one line, approximately 50% feed rate, for seven weeks. Repairs to the rakes have been completed and full production recommenced on March 24, 2014. In addition, certain post-commissioning debottlenecking projects have been deferred in order to preserve cash.

Turquoise Hill now expects Oyu Tolgoi to produce 135,000 to 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates for 2014.

In February 2014, Oyu Tolgoi signed two agreements that are expected to provide the mine with additional liquidity. On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper concentrate produced but not yet delivered. On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks.

Discussions with the Government of Mongolia

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together with the aim of resolving outstanding shareholder issues and finalizing project finance for further development of the underground mine at Oyu Tolgoi. Progress is being made and some matters have been resolved. All parties remain committed to further development of Oyu Tolgoi.

While discussions remain constructive, it may not be possible to resolve the shareholder issues until the underground feasibility study has been completed, reviewed and approved by all parties and all necessary permits have been received. The feasibility study is expected to be completed in the first half of 2014.

If agreement on outstanding shareholder issues is deferred until after the completion and approval of the feasibility study, the project finance will not be able to be closed prior to the current expiry of the lender commitments on March 31, 2014. In this event, the shareholders will consider requesting an extension of the commitments from the project finance lenders and finalization of the Oyu Tolgoi project financing may be deferred to the second half of 2014.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2013 Oyu Tolgoi Technical Report

On March 25, 2013, the 2013 Oyu Tolgoi Technical Report (2013 OTTR) was released. The 2013 OTTR was reviewed by independent qualified persons. The 2013 OTTR is the current Technical Report for the Oyu Tolgoi mine and related projects. Disclosure of a scientific or technical nature in the Annual Information Form in respect of the 2013 OTTR was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin Pty Ltd. (“OreWin”), formerly of AMC Consultants Pty Ltd. (“AMC”), who was responsible for the overall preparation of the report and the mineral reserve estimate of the report; as well as the preparation of the geotechnical sections and the sections related to and including processing; and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin; also formerly of AMC; who was responsible for preparation of the mineral resources estimate of the report; both of whom are “qualified persons” for the purposes of National Instrument 43-101.

Highlights of the 2013 OTTR include the following:

•

The OTTR revised phase-two capital estimate of $5.1 billion is based on the concentrator operating at its initial capacity of 100,000 tonnes per day and includes an expansion to the back end of the concentrator to process the high grade underground ore. Ore is initially fed from the Southern Oyu open pit mine, which is subsequently displaced with the more valuable Hugo North Lift 1 underground ore.

•	The peak production rate from the underground has increased from an expected 85,000 tonnes per day to an expected 95,000 tonnes per day.

•	The 2013 OTTR excludes the power plant and concentrator expansion to 160,000 tonnes per day outlined in the 2012 Integrated Development and Operations Plan Technical Report (IDOP).

•

A decision to expand the concentrator to also process full production from the open pit mine does not need to be made at this time. Prior to this decision point, the Company will continue to evaluate and optimize options for resource development.

•	The 100,000 tonne reserve case does not include construction of a power station; capital and operating costs have been adjusted to reflect purchases from a third party Mongolia based power provider.

•	The case supporting the mineral reserve has extended from 27 to 43 years as concentrator production has been assumed to remain at 100,000 tonnes per day.

•

The average cash cost after gold and silver credits for the first ten years of production is expected to be $0.89 per pound of copper. The increase relative to the 2012 IDOP ten-year average cash cost was primarily a result of incorporating higher third party power costs compared to a dedicated power station. This increase in power costs resulted in a large increase in processing costs and a smaller increase in mining costs. Higher general and administration costs also contribute to the increase in average cash cost.

•

Overall, the Company estimates that there has been a 30% increase in the direct capital cost to construct the underground mine. The remainder of the increase in the phase-two capital estimate, after adjusting for scope changes, is primarily driven by an increase in contingencies, contractor costs and owner execution costs.

•

The independently prepared 2013 OTTR states that the ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan. Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

The 2013 OTTR reserves and resources show an increase from previous years. The 2013 OTTR states that the deposits contain a currently identified estimated resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the measured and indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the inferred category. The reasonable prospects analysis identified a reduction in cut-off grade, which was the predominant factor for the change in resources relative to reporting in previous years. The mineral reserves state 26.5 billion pounds recovered copper and 12.9 million ounces recovered gold, increases of 4.4% in recovered copper and 4.3% in recovered gold over the 2012 IDOP mineral reserve. The increase in reserves is a result of re-optimization of the mine designs. Mineral resources are inclusive of mineral reserves.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women and developing their skills through established training programs. As at December 31, 2013, Oyu Tolgoi had 2,830 employees and approximately 92% were Mongolian nationals. This is in line with the Investment Agreement requirement that 90% of Oyu Tolgoi’s employees must be Mongolian nationals. Additionally, the number of Mongolians in senior leadership roles increased during 2013 with the appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q4’13

In 2013, Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery. There was also a reduction of drilling compared to previous years as emphasis shifted to data compilation, 3D modelling and interpretation to generate the next series of prioritized targets. In Q3’13, encouraging drilling results were reported from a Hugo West target. There was further shallow exploration to the Hugo West target in Q4’13 and Q1’14.

An infill drilling program at Hugo North Lift #1 was completed during 2013 and is being incorporated into an updated Hugo North resource model. This new Hugo North resource model will be used for the 2014 feasibility study.

During Q4’13, exploration drilling continued with 4,830 metres of surface diamond drilling completed by up to three drill rigs on the Oyu Tolgoi mining licence. OTD1770, located to the west of the Hugo South deposit and 380 metres south from OTD1769, was drilled to test the continuation of mineralization to the southwest of the Hugo South deposit and also test a magneto-telluric geophysical anomaly. OTD1770 has intersected quartz monzodiorite intruded by narrow basalt and andesite dikes. Drilling to date indicates a potential exploration target within the Hugo West area with moderate grade mineralization continuing over the 380 metre strike length that has been tested.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Drilling of OTD1771 took place during Q4’13 to test for continued mineralization of the Hugo West target. OTD1771 showed a continuity of mineralization within the Hugo West target to the south, albeit at weakening grades and reduced intercept thickness.

Twelve shallow drillholes were completed during the quarter targeting the Hugo West shallow exploration target. Copper and gold assay results have been received and are shown in the table below. The initial logging and assays indicate that the Hugo West shallow target is potentially a low-grade open pitable exploration target that requires additional drilling to delineate the target. The Hugo West shallow target is hosted predominantly in quartz monzodiorite and ignimbrite.

Development and exploration annexure

Collar table for drillholes OTD1770-OTD1772 and OTD1803-1813

Hole No	Easting	Northing	RL	Azimuth	Inclination	EOH	Prospect
OTD1770	650483	4765762	1174	90	70	1783	Hugo West
OTD1771	650440	4765460	1169	90	80	1140.6	Hugo West
OTD1772	650240	4765100	1174	270	80	249.4	Hugo West Shallow
OTD1803	650341	4765100	1168	270	80	333.8	Hugo West Shallow
OTD1804	650447	4765102	1179	270	80	288.7	Hugo West Shallow
OTD1805	650240	4765050	1170	270	70	306.6	Hugo West Shallow
OTD1806	650441	4765050	1168	270	70	305	Hugo West Shallow
OTD1807	650340	4765050	1181	270	70	306.7	Hugo West Shallow
OTD1808	650440	4765000	1181	270	80	309.6	Hugo West Shallow
OTD1809	650340	4765000	1181	270	70	300.7	Hugo West Shallow
OTD1810	650240	4765000	1181	270	60	288.3	Hugo West Shallow
OTD1811	650440	4764950	1182	270	80	336.8	Hugo West Shallow
OTD1812	650185	4765100	1175	270	80	294.6	Hugo West Shallow
OTD1813	650340	4764950	1185	270	70	216.6	Hugo West Shallow

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Results for drillholes OTD1770-OTD1772 and OTD1803-1813

Hole No	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
	242	304	62	0.01	0.60
OTD1770	426	798	372	0.08	0.45
including	624	708	84	0.08	0.73
	827	880	53	0.11	0.49
	942	1008	66	0.15	0.38
	1020	1286	266	0.14	0.34
	1624	1718	94	0.38	0.40
OTD1771	330	366	36	0.04	0.39
	896	956	60	0.03	0.31
	978	1008	30	0.26	0.48
	1058	1098	40	0.10	0.49
OTD1772	102	249.4	147.4	0.18	0.32
OTD1803	134	333.8	199.8	0.20	0.32
OTD1804	166	218	52	0.03	0.40
OTD1805	88	168	80	0.24	0.76
including	102	120	18	0.23	1.06
	182	276	92	0.30	0.46
including	182	202	20	0.69	1.35
OTD1806	56	72	16	0.04	0.51
	164	224	60	0.40	0.72
including	206	220	14	1.24	1.91
OTD1807	132	224	92	0.16	0.40
OTD1808	80	250	170	0.23	0.47
OTD1809	100	114	14	0.30	0.31
	192	202	10	0.34	0.45
	256	272	16	0.45	0.12
OTD1810	10	122	112	0.14	0.40
	182	204	22	1.15	0.12
including	192	194	2	9.02	0.15
OTD1811	194	222	28	0.40	0.21
OTD1812	8	72	62	0.05	0.57
	158	186	28	0.16	0.33
	202	282	80	0.37	0.32
OTD1813	18	38	20	0.42	0.48
	70	118	48	0.36	0.53

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 1 - Location of Hugo West drilling

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 2 - Cross section N4765750 (OTD1770)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 3 - Cross section N4765450 (OTD1771).

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 5 - Cross section N4765100.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 6 - Cross section N4765050.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 7 - Cross section N4765000.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Figure 8 - Cross section N4765950.

SOUTHGOBI RESOURCES

Sales and operations at the Ovoot Tolgoi coal mine

Operations resumed at the Ovoot Tolgoi coal mine on March 22, 2013 after having been fully curtailed since the end of Q2’12.

In 2013, SouthGobi’s revenue was $58.6 million compared to $78.1 million in 2012. SouthGobi sold 3.26 million tonnes of coal at an average realized selling price of $24.25 per tonne compared to sales of 1.98 million tonnes of coal at an average realized selling price of $47.49 per tonne in 2012. Revenue decreased primarily due to lower average realized selling prices for SouthGobi’s coal products. Following the softening of coal markets in mid-2012, the coal markets in China continued to be challenging in 2013 with certain coal price indices in China reaching four year lows during the year. The decrease in average realized selling prices for SouthGobi’s coal products was partially offset by higher sales volumes in 2013 compared to 2012.

Turquoise Hill’s revenue is presented net of royalties. SouthGobi is subject to a base royalty in Mongolia of 5% on all export coal sales. In addition, effective January 1, 2011, SouthGobi is subject to an additional sliding scale royalty of up to 5%. The royalty is calculated using a set reference price per tonne published monthly by the Government of Mongolia. Based on the reference prices for 2013, SouthGobi was subject to an average 7% royalty based on a weighted average reference price of $65.81 per tonne. SouthGobi’s effective royalty rate

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

for 2013, based on SouthGobi’s average realized selling price of $24.25 per tonne, was 19% or $4.53 per tonne compared to 15% or $7.12 per tonne in 2012.

In 2013, SouthGobi produced 3.06 million tonnes of raw coal with a strip ratio of 2.76 compared to production of 1.33 million tonnes of raw coal with a strip ratio of 2.52 in 2012. The increase in production was primarily due to the restart of operations following the curtailment of SouthGobi’s mining operations in the last three quarters of 2012.

Cost of sales was $129.0 million in 2013, compared to $155.4 million in 2012. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in 2013. However, the 2013 production plan did not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets continued to be incurred throughout 2013. In 2013, cost of sales included $30.4 million of costs related to idled mine assets (2012: $53.0 million) and $38.0 million of coal inventory write-downs (2012: $25.5 million).

Processing infrastructure

Dry Coal Handling Facility (DCHF)

Following an extensive review that commenced in Q4’13, SouthGobi concluded that it does not plan to either complete or use the DCHF at the Ovoot Tolgoi mine in the foreseeable future. This conclusion constituted an indicator of impairment and SouthGobi performed an impairment assessment of the DCHF. As a result of the impairment assessment, SouthGobi recorded a $66.9 million non-cash impairment to reduce the carrying value of the DCHF, including related materials and supplies inventories, to its fair value. A probability-weighted discounted cash flow model, with a discount rate of 10.4%, was used to estimate the DCHF’s fair value. The DCHF had a carrying value of $78.1 million prior to the impairment assessment. Subsequent to the impairment charge, the DCHF’s carrying value was $11.2 million at December 31, 2013.

The first phase of the DCHF project comprised a coal rotary breaker intended to reduce screening costs and improve yield recoveries. On February 13, 2012, SouthGobi announced the successful commissioning of the coal rotary breaker. The Ovoot Tolgoi mine operations were curtailed during Q2’12 and resumed on March 22, 2013. SouthGobi has not operated the coal rotary breaker since its announced commissioning. The second phase of the DCHF project included the installation of dry air separation modules and covered load out conveyors with fan stackers to take processed coals to stockpiles and enable more efficient blending. In 2012, SouthGobi announced the suspension of the completion of the DCHF project to minimize uncommitted capital expenditures and preserve SouthGobi’s financial resources. On November 14, 2013, SouthGobi announced that it was conducting a review of the DCHF project and its contribution to SouthGobi’s product strategy.

The review of the DCHF project was completed in Q1’14. SouthGobi continues to focus on preserving its financial resources and has assessed, using updated operating cost assumptions and estimates, that it currently has the adequate equipment and capacity to efficiently meet its commercial objectives and execute its product strategy without the use of the DCHF. The use of mobile screens at stockpile areas closer to the pits has enabled SouthGobi to realize a cost benefit compared to hauling the coal to the central DCHF and operating the rotary breaker. This provides a lower cost solution without adversely impacting the coal quality of the coal planned to be mined over the next year. As coal markets improve and production from the Ovoot Tolgoi mine increases in line with its anticipated

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

annual capacity of 9 million tonnes run-of-mine production, SouthGobi will review the use of the DCHF as part of its existing assets and continue developing beneficiation capabilities to maximize value from its product.

Wet Washing Facility

In 2011, SouthGobi entered into an agreement with Ejin Jinda, a subsidiary of China Mongolia Coal Co. Ltd. to toll-wash coals from the Ovoot Tolgoi mine. The agreement has a duration of five years from commencement of the contract and provides for an annual wet washing capacity of approximately 3.5 million tonnes of input coal. The facility is located approximately 10km inside China from the Shivee Khuren Border Crossing, approximately 50km from the Ovoot Tolgoi mine. Ejin Jinda will charge SouthGobi a single toll washing fee which will cover their expenses, capital recovery and profit. Ejin Jinda will also transport coal from the Ovoot Tolgoi mine to the wet washing facility under a separate transportation agreement. Pursuant to the terms of the agreement, SouthGobi prepaid $33.6 million of toll washing fees in 2011.

To date, commercial operations at the wet washing facility have not commenced. SouthGobi identified the results of a trial sample from the wet washing facility and the delay in starting the commercial operations at the wet washing facility as indicators of impairment for the prepaid toll washing fees which are part of the contract with Ejin Jinda. Based on updated estimates and assumptions related to wash yields from the facility, a $30.2 million impairment loss on the $33.6 million of prepaid toll washing fees was recorded in Q4’13.

SouthGobi’s objective continues to be the implementation of an effective and profitable wet washing solution, and SouthGobi is cooperating with Ejin Jinda in reviewing the utilization of the wet washing facility.

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. The Prosecutor General may undertake criminal actions against the three former employees for alleged violations of taxation laws and SouthGobi may be held liable as “civil defendant” as a result of these alleged criminal actions. These actions could result in the investigation case being imminently transferred to a Court of Justice under the relevant Mongolian law. The likelihood or consequences of such an outcome or any

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

civil action taken against SouthGobi are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Company.

Turquoise Hill disputes and will vigorously defend itself against any civil or criminal actions. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

Internal investigations

Through SouthGobi’s Audit Committee (comprised solely of independent directors) (the SouthGobi Audit Committee), SouthGobi has conducted an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations which have been raised. The SouthGobi Audit Committee has had the assistance of independent legal counsel in connection with its investigation.

The Chair of the SouthGobi Audit Committee has also participated in a tripartite committee, comprised of the Audit Committee Chairs of SouthGobi and the Company and a representative of Rio Tinto, which focused on the investigation of a number of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants assisted this committee with its investigation. The tripartite committee substantially completed the investigative phase of its activities during Q3’13. SouthGobi continues to cooperate with the IAAC, SIA and with Canadian and United States government and regulatory authorities that are monitoring the Mongolian investigations. It is possible that these authorities may subsequently conduct their own review or investigation or seek further information from SouthGobi. Pending further reviews or questions from any of such government or regulatory authorities, the tripartite committee has been stood down and investigations have been paused.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

SouthGobi, through its Board of Directors and new management, has taken a number of steps to address issues noted during the investigations and to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Withdrawal of Notice of Investment Dispute

On August 22, 2013, SouthGobi announced that it had withdrawn the Notice of Investment Dispute in recognition of the fact that the dispute was resolved following the grant of three pre-mining agreements (“PMAs”) on August 14, 2013 relating to the Zag Suuj Deposit and certain areas associated with the Soumber Deposit, and the earlier grant of a PMA on January 18, 2013 pertaining to the Soumber Deposit. Each of the PMAs was granted and executed by MRAM in accordance with Mongolian law.

Board of Directors and management changes

In 2013, SouthGobi announced the appointment of Bertrand Troiano as its Chief Financial Officer, Brett Salt as its Chief Commercial Officer and Enkh-Amgalan Sengee as President and Executive Director of SouthGobi Sands LLC, SouthGobi’s wholly-owned subsidiary. Brett Salt resigned as a Non-Executive Director of SouthGobi following his appointment as Chief Commercial Officer. Bold Baatar was appointed as a Non-Executive Director of SouthGobi in 2013.

Class action lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed class action lawsuit in Canada against SouthGobi, certain former and current directors and officers of SouthGobi and SouthGobi’s former auditor, Deloitte LLP, relating to the decision by SouthGobi’s board of directors in November 2013 to restate SouthGobi’s 2011 and 2012 financial statements.

The plaintiff seeks leave to bring a claim under applicable Canadian securities legislation and seeks certification of a class action with respect to a class of persons who purchased shares of SouthGobi between March 30, 2011 and November 7, 2013, alleging that the financial reporting of SouthGobi during that period contained misrepresentations giving rise to liability at common law and under applicable Canadian securities legislation. The proposed class action also seeks general damages against all defendants. Assuming that leave is granted, the action is certified as a class proceeding, and there is a finding of liability, the actual quantum of damages will depend upon the evidence which is adduced in the court proceedings.

SouthGobi disputes and will vigorously defend itself against these claims through independent Canadian litigation counsel retained by SouthGobi and the other defendants for this purpose. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the proposed class action lawsuit or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill, at December 31, 2013 a provision for this matter is not required.

ALTYNALMAS GOLD

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Sale of stake in Altynalmas

On February 13, 2013, the Company announced that it had signed an agreement with Sumeru for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflected a conditionally

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

reduced cash consideration of $235 million. On August 7, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. On November  29, 2013, the transaction was completed upon the satisfaction of all closing conditions.

OTHER EXPLORATION

During 2013, Turquoise Hill had exploration groups in Indonesia and Mongolia focused on porphyry-related copper-gold and epithermal gold-silver deposits and supporting the Oyu Tolgoi exploration team. Exploration involved detailed data reviews, field traverses, rock sampling and drilling. A process to sell the Company’s Indonesian exploration subsidiary is underway.

Turquoise Hill holds two licences within 50 kilometres of Oyu Tolgoi. Desk top interpretation of the historic reconnaissance exploration data within approximately 50 kilometres was carried out to generate targets in the prospective areas along the Oyu Tolgoi mineralized trend and on the Oyu Tolgoi mining licences. Detailed spectroscopic analysis was completed on drill core from one target in January 2014.

B.    CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors

On February 20, 2013, the Company’s Board of Directors accepted the resignation of director Andrew Harding and appointed Jean-Sébastien Jacques to the board.

Directors Livia Mahler and Peter Meredith, nominees of Robert Friedland, did not stand for re-election at the Company’s Annual Meeting of Shareholders held on May 10, 2013, as a result of changes in Mr. Friedland’s holdings in the Company. Additionally, Dan Larsen, a Rio Tinto nominee, did not stand for re-election. Rio Tinto nominated Virginia Flood in his place and she was appointed to the Company’s board on May 10, 2013.

On September 17, 2013, Mr. Jacques resigned from the Company’s board. On October 7, 2013, the Company appointed Rowena Albones to the board replacing Mr. Jacques.

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan will not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders. Turquoise Hill’s Articles of Amendment currently provide that the number of directors will be a minimum of three and a maximum of 14. In accordance with the terms of the 2012 Memorandum of Agreement, Rio Tinto and Turquoise Hill agreed that until the earlier of January 18, 2014 and the date the Company ceased to be a reporting issuer, a majority of the directors on the board would be “independent” under the applicable securities laws. Of the seven persons nominated for election at the 2014 Annual Meeting of Shareholders, four are independent directors.

Rio Tinto short-term funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million maturing on August 12, 2013 (Short-Term Bridge Facility). Interest on amounts advanced to the Company under the Short-Term Bridge Facility was at LIBOR plus 5%. The Company applied the proceeds from the sale of its 50% interest in Altynalmas Gold to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new bridge facility (New Bridge Facility) and the facility was finalized on August 23, 2013. Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility. The New Bridge Facility had a front

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility was used initially to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds were not available by December 31, 2013 to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto the proceeds of which would be used to repay both facilities.

Turquoise Hill rights offering

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering that was expected to raise approximately $2.4 billion in gross proceeds. To allow for completion of the rights offering, the Company and Rio Tinto agreed to amend the 2013 Memorandum of Agreement and extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, extended the maturity dates of the Interim Funding Facility and New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

On January 13, 2014, Turquoise Hill successfully closed the rights offering and confirmed gross proceeds of approximately $2.4 billion. The Company used the net proceeds from the rights offering to repay all amounts outstanding under its $1.8 billion Interim Funding Facility and its secured $600 million New Bridge Facility with Rio Tinto, and the remaining proceeds were used for the continued funding and development of the Oyu Tolgoi mine, working capital, general administrative expenses and other corporate expenses.

Upon the closing of the offering, Turquoise Hill issued a total of 1,006,116,602 new common shares, which represented 100% of the maximum number of common shares available under the rights offering. Approximately 99.3% of the shares were issued in the basic subscription of the rights offering with the balance having been issued in the additional subscription. Rio Tinto exercised all of its rights under the basic subscription and did not participate in the additional subscription of the rights offering, which was available to all shareholders who fully participated in the basic subscription. Because the offering was over-subscribed, Rio Tinto was not required to purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding common shares.

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The lawsuits seek to recover damages resulting from alleged misstatements about Turquoise Hill’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaints are without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at December 31, 2013 a provision for this matter is not required.

C.     DISCONTINUED OPERATIONS

INOVA RESOURCES (formerly Ivanhoe Australia Limited)

On August 21, 2013, Turquoise Hill announced that it had entered into a pre-bid acceptance deed with Shanxi in respect of 108,502,084 ordinary shares representing approximately 14.9% of the issued and outstanding ordinary

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

shares in Inova and noted Shanxi’s intention to make a takeover bid for all of the issued shares in Inova at A$0.22 cash per share (the “Takeover Offer”). The Takeover Offer was subject to a number of conditions, including regulatory approvals and a 51% minimum acceptance condition.

On October 29, 2013, Shanxi announced that all outstanding regulatory approvals in respect of the Takeover Offer had been obtained and that it had waived all remaining conditions other than the 51% minimum acceptance condition. In accordance with the pre-bid acceptance deed and given that a superior proposal to the Takeover Offer did not emerge, Turquoise Hill accepted the Takeover Offer in respect of all 409,488,666 ordinary shares representing approximately 56.1% of the issued and outstanding ordinary shares in Inova.

On November 1, 2013, Turquoise Hill announced that it had completed the divestment of the entirety of its interest in Inova to Shanxi for approximately A$90 million (approximately $83 million) in cash. These funds were received in November 2013.

Inova’s operations up to the date of disposition are presented as discontinued operations in the consolidated statements of operations and consolidated statements of cash flows.

D.     ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in 2013 were $61.3 million, a decrease of $93.2 million from 2012 ($154.5 million). The decrease was mainly due to one-off costs related to the former management team of the Company that were incurred in 2012. During 2012, the Company paid $17.8 million in severance payments to the former management team, paid $19.4 million to terminate certain cost-sharing arrangements with companies associated with the Company’s former CEO and incurred $24.0 million in non-cash stock-based compensation expense related to the acceleration of the vesting of stock options held by the former management team. Non-cash stock-based compensation expense was also $28.2 million higher in 2012 mainly due to anti-dilution stock options granted in 2012, resulting from the rights offering that closed in July 2012, and an overall higher number of stock options outstanding.

Interest income. Interest income in 2013 of $14.8 million was relatively consistent with 2012 ($15.8 million).

Interest expense. Interest expense in 2013 of $62.4 million was $50.5 million higher than 2012 ($11.9 million). Interest expense (net of amounts capitalized) consisted of $42.1 million (2012: $nil) incurred on the Rio Tinto funding facilities and $20.3 million (2012: $10.8 million) incurred on SouthGobi’s convertible debenture. After work was suspended on the development of the Oyu Tolgoi underground mine on August 13, 2013, interest incurred on the Rio Tinto funding facilities ceased being capitalized as underground mine development costs.

Foreign exchange gains. The $5.6 million foreign exchange loss during 2013 was mainly attributable to the weakening of the Canadian dollar and Mongolian Tugrik against the U.S. dollar during the year.

Change in fair value of derivative. The non-cash change in fair value of derivatives related to the change in fair value of the Turquoise Hill rights offering liabilities. The rights related to the rights offering that closed in January 2014 were revalued at December 31, 2013, which resulted in an $87.7 million gain being recognized. The rights related to the rights offering that closed in July 2012 were revalued prior to their exercise or expiry, which resulted in the comparative gain of $194.7 million.

Other income (expense). Other income in 2013 was $228.7 million, a $250.1 million change from other expense of $21.4 million in 2012. The change was mainly due to 2013 including a $231.9 million gain on the sale of the Company’s 50% interest in Altynalmas to Sumeru.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Share of loss of significantly influenced investees. The $3.1 million share of loss of significantly influenced investees in 2013 represented Turquoise Hill’s share of Altynalmas’s loss up to the date of disposition.

3. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Dec-31 2013	Sep-30 2013	Jun-30 2013	Mar-31 2013
Revenue
Copper-gold concentrate	$51.6	$0.0	$0.0	$0.0
Coal	32.4	15.7	6.1	4.4
Total revenue	$84.0	$15.7	$6.1	$4.4

Net income (loss) from continuing operations attributable to parent	$134.3	($84.8)	($77.8)	($40.4)
Income (loss) from discontinued operations attributable to parent	4.1	(9.3)	(27.6)	(10.5)
Net (loss) income attributable to parent	$138.4	($94.1)	($105.4)	($50.9)

Basic income (loss) per share attributable to parent
Continuing operations	$0.10	($0.07)	($0.06)	($0.03)
Discontinued operations	$0.01	($0.01)	($0.02)	($0.01)
Total	$0.11	($0.08)	($0.08)	($0.04)
Diluted (loss) income per share attributable to parent
Continuing operations	$0.10	($0.07)	($0.06)	($0.03)
Discontinued operations	$0.01	($0.01)	($0.02)	($0.01)
Total	$0.11	($0.08)	($0.08)	($0.04)

	Dec-31 2012	Sep-30 2012	Jun-30 2012	Mar-31 2012
Revenue
Copper-gold concentrate	$0.0	$0.0	$0.0	$0.0
Coal	1.3	3.8	46.6	26.5
Total revenue	$1.3	$3.8	$46.6	$26.5

Net (loss) income from continuing operations attributable to parent	($144.0)	$125.5	($263.5)	($63.4)
Loss from discontinued operations attributable to parent	(1.0)	(13.3)	(22.8)	(29.6)
Net (loss) income attributable to parent	($145.0)	$112.2	($286.3)	($93.0)

Basic (loss) income per share attributable to parent
Continuing operations	($0.11)	$0.11	($0.25)	($0.06)
Discontinued operations	$0.00	($0.01)	($0.02)	($0.03)
Total	($0.11)	$0.10	($0.27)	($0.09)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.11)	$0.11	($0.25)	($0.06)
Discontinued operations	$0.00	($0.01)	($0.02)	($0.03)
Total	($0.11)	$0.10	($0.27)	($0.09)

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

4. FOURTH QUARTER

Revenue. Consists of sales revenue at Oyu Tolgoi and SouthGobi.

In Q4’13, Oyu Tolgoi generated revenue of $51.6 million, net of royalties of $3.0 million, on sales of 26,400 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of revenue, net of royatlies, by metals in concentrates is as follows: approximately 6,100 tonnes of copper for $37.6 million, approximately 10,000 ounces of gold for $13.2 million and approximately 36,000 ounces of silver for $0.8 million.

In Q4’13, SouthGobi recognized $32.4 million in coal revenue, compared to $1.3 million in Q4’12. SouthGobi sold 1.73 million tonnes of coal in Q4’13 at an average realized selling price of $25.30 per tonne compared to sales of 0.03 million tonnes in Q4’12 at an average realized selling price of $47.86. The average realized selling price decreased as a result of the product mix in Q4’13. The product mix in Q4’13 primarily included standard semi-soft coking coal compared to entirely premium semi-soft coking coal in Q4’12. While certain coal price indices in China reached four year lows during 2013, Chinese coal price indices recovered slightly in Q4’13 compared to Q3’13. This resulted in an increase in the average realized selling price from $22.05 in Q3’13 to $25.30 in Q4’13.

Cost of sales. Consists of cost of sales at Oyu Tolgoi and SouthGobi.

In Q4’13, Oyu Tolgoi recognized cost of sales of $49.2 million, which included direct cash costs of product sold, mine administration cash costs of product sold, mining plant and equipment depreciation, and depletion of mineral properties.

In Q4’13, SouthGobi’s cost of sales was $39.3 million, compared to $36.6 million in Q4’12. Cost of sales is comprised of the direct cash costs of products sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation.

Exploration and evaluation. In Q4’13, Turquoise Hill expensed $5.8 million in exploration and evaluation activities, compared to $25.5 million in Q4’12. Exploration and evaluation in Q4’13 consisted of activities at Oyu Tolgoi ($3.8 million), SouthGobi ($0.5 million) and other exploration properties ($1.5 million).

Other operating expenses. In Q4’13, Turquoise Hill expensed $98.7 million in other operating expenses, compared to $85.8 million in Q4’12. The increase from Q4’12 is primarily due to ceasing the capitalization of development costs associated with the Oyu Tolgoi mine’s open pit operations from May 1, 2013 onwards.

General and administrative costs. General and administrative costs in Q4’13 were $16.4 million, a decrease of $7.3 million from Q4’12 ($23.7 million). The decrease from Q4’12 was mainly due to a $5.2 million decrease in non-cash stock-based compensation charges.

Write-down of accounts receivable and other current assets. Write-down of accounts receivable and other currents assets in Q4’13 of $30.4 million (Q4’12: $nil) included a $30.2 million impairment loss related to the toll washing fees that SouthGobi prepaid to Ejin Jinda to wash coal from the Ovoot Tolgoi mine.

Write-down of carrying value of materials and supplies inventory. Write-down of carrying value of materials and supplies inventory in Q4’13 of $22.9 million (Q4’12: $nil) consisted of $14.8 million at Oyu Tolgoi and $8.1 million at SouthGobi.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Write-down of carrying value of property, plant and equipment. In Q4’13, Turquoise Hill expensed $68.4 million in write-down of carrying value of property, plant and equipment, compared to $13.0 million in Q4’12. Write-down of carrying value of property, plant and equipment included a $66.3 million impairment loss associated with the write-down of the Ovoot Tolgoi mine’s DCHF.

Foreign exchange loss. The $4.6 million foreign exchange loss during Q4’13 was attributable to the weakening of the Canadian dollar and Mongolian Tugrik against the U.S. dollar during the quarter.

Change in fair value of derivatives. The non-cash change in fair value of derivative related to the change in fair value of the Turquoise Hill rights offering liabilities. The rights related to the rights offering that closed in January 2014 were revalued at December 31, 2013, which resulted in an $87.7 million gain being recognized in Q4’13.

Change in fair value of embedded derivatives. The $1.3 million change in fair value of embedded derivatives during Q4’13 relates to the SouthGobi convertible debenture that was issued in November 2009. The conversion and interest payment features are considered embedded derivative liabilities that must be recorded at their fair values upon initial measurement and are revalued at each subsequent reporting period.

Other income (expense). Other income in Q4’13 was $231.9 million, a $237.4 million change from other expense of $5.5 million in Q4’12. The change was mainly due to Q4’13 including a $231.9 million gain on the sale of the Company’s 50% interest in Altynalmas to Sumeru.

5. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $630.9 million of cash used in operating activities in 2013 primarily was the result of a $239.1 million change in non-cash operating working capital, which includes a $465.5 million change related to an overall increase in inventories; $26.0 million in cash exploration and evaluation expenditures; $231.7 million in cash other operating expenditures; $53.1 million in cash general and administrative expenditures; and $44.7 million in interest paid.

Investing activities. Cash used in investing activities totalled $786.8 million in 2013. Property, plant and equipment purchases of $1,075.3 million mainly related to construction activities at the Oyu Tolgoi mine ($1,071.7 million). These cash outflows were predominantly offset by proceeds from the dispositions of the Company’s interests in Altynalmas ($235.0 million) and Inova ($83.2 million).

Financing activities. The $336.6 million in cash provided by financing activities mainly related to the net drawdowns on the Rio Tinto funding facilities.

Liquidity and capital resources

As at December 31, 2013, Turquoise Hill had consolidated cash and cash equivalents of $78.1 million, a consolidated working capital deficiency of $1.9 billion and an accumulated deficit of $5.7 billion. The consolidated working capital deficiency was largely a result of classifying the $2.1 billion aggregate amount due to majority shareholder Rio Tinto under the Interim Funding Facility and New Bridge Facility as a current liability.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In 2010, Rio Tinto provided the Company with a $1.8 billion Interim Funding Facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The Interim Funding Facility had an initial maturity date of December 31, 2013 and was subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

The Memorandum of Agreement signed with Rio Tinto on April 17, 2012 (2012 MOA) established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The 2012 MOA included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 billion to $4 billion.

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a $225 million Short-Term Bridge Facility that was set to mature on August 12, 2013.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a New Bridge Facility. Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013. The facility was initially used to refinance amounts outstanding under the Short-Term Bridge Facility and thereafter used for the continued ramp up of phase one of the Oyu Tolgoi mine’s development.

On August 23, 2013, as contemplated in the binding term sheet, the Company signed a Memorandum of Agreement with Rio Tinto (2013 MOA). The Company agreed that in the event that the Oyu Tolgoi project financing funds were not available to repay the New Bridge Facility and the Interim Funding Facility by their respective maturity dates, the Company was obligated to launch a rights offering, with a standby commitment from Rio Tinto, originally to close by the end of 2013, the proceeds of which would be used to repay both facilities.

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering that was expected to raise approximately $2.4 billion in gross proceeds. To allow for completion of the rights offering, the Company and Rio Tinto agreed to amend the 2013 MOA and extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, extended the maturity dates of the Interim Funding Facility and New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

On January 13, 2014, the Company successfully closed the rights offering and confirmed gross proceeds of approximately $2.4 billion. The Company used the net proceeds from the rights offering of approximately $2.3 billion to repay the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million), and any remaining proceeds were used for the continued funding of the Oyu Tolgoi mine, working capital requirements, general administrative expenses and other corporate expenses.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing and is engaging with the Government of Mongolia.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In July 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed until matters with the Government of Mongolia, including project financing, could be resolved and a new timetable had been agreed. Turquoise Hill is of the view that it will not be in a position to restart the underground development until project financing is in place.

On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper concentrate produced but not yet delivered. Amounts prepaid by the customer are required to be used for Oyu Tolgoi’s working capital and general corporate purposes, bear interest at a fixed margin over LIBOR and are repaid by delivering copper concentrate to the customer pursuant to a sales contract. The prepayment arrangement matures on August 30, 2014.

On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility is available until the earlier of February 24, 2015 and the first draw down of project financing.

The Company believes that based on its current cash position, the availability of the $126 million non-revolving prepayment arrangement and unsecured $200 million revolving credit facility, and cash generated from the operation of the Oyu Tolgoi mine, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for Turquoise Hill to obtain debt financing from project lenders. Additionally, under the 2013 MOA the Company and Rio Tinto agreed to certain continuing covenants which are substantially similar in scope and content and are consistent with other pre-existing contractual arrangements, including covenants prohibiting the Company from creating, incurring or permitting to remain outstanding any indebtedness other than certain permitted indebtedness as well as covenants prohibiting or restricting the Company’s ability to raise funds through certain asset sales, sales of interests in subsidiaries and transferring or monetizing cash flows or revenue streams. As a result of these restrictions, the Company may not incur indebtedness for borrowed money or issue debt securities or other securities convertible into debt securities unless it obtains a waiver from Rio Tinto permitting the incurrence of such indebtedness or the issuance of such securities. There can be no assurance that Rio Tinto would be prepared or willing to waive these restrictions. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

For SouthGobi, several adverse conditions and material uncertainties cast significant doubt upon the going concern assumption. SouthGobi had cash of $21.8 million and working capital of $40.6 million at December 31, 2013.

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support SouthGobi’s normal operations on an ongoing basis and its expansionary plans.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi anticipates that coal prices in China will remain under pressure in 2014, which will continue to impact its margins and liquidity. Based on SouthGobi’s forecasts for 2014, SouthGobi is unlikely to have sufficient capital resources and does not expect to generate sufficient cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments, including cash interest payments due on the CIC convertible debenture. Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives.

While SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives, there can be no assurance that such financing will be available on terms acceptable to SouthGobi. If for any reason, SouthGobi is unable to secure the additional sources of financing and continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements and such adjustments could be material.

While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default on the $250 million CIC convertible debenture, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

SouthGobi is focused on securing additional sources of financing and continues to minimize uncommitted capital expenditures while preserving its growth options. Factors that impact SouthGobi’s liquidity are being closely monitored and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures.

In Q1’13, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of SouthGobi. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	December 31, 2013	December 31, 2012(1)

Financial Assets
Cash and cash equivalents	78,112	1,162,884
Short-term investments	-	15,000
Held-for-trading:
Long-term investments	222	1,455
Other long-term investments	-	10,140
Available-for-sale:
Long-term investments	48,831	36,017
Other long-term investments	254,253	260,472
Cost method:
Long-term investments	7,207	16,234
Loans and receivables:
Accounts receivable	4,853	12,321
Due from related parties	5,070	1,672

Investments subject to significant influence
Long-term investments	23,470	13,166

Financial Liabilities
Accounts payable and accrued liabilities	386,340	763,886
Payable to related parties	175,806	185,462
Interim and bridge funding facilities and interest payable	2,142,792	1,824,109
Convertible credit facility debt host contract and interest payable	96,002	99,898

Derivatives
Payable to related parties	71,886	-
Rights offering derivative liabilities	928,280	-
Convertible credit facility embedded derivative liability	3,395	8,876

(1)	Includes financial instruments classified as assets held for sale within the consolidated balance sheet.

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Whereas, fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

•	Other long-term investments – Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•

Standby purchaser fee liability – The fair value of the standby purchaser fee liability, included in payable to related parties, was determined using the optimal currency of exercise for a right, which may not be reflective of future value.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Rights offering derivative liabilities – The fair value of the derivative financial liability associated with rights held by Rio Tinto was determined using a forward pricing model, which uses readily observable inputs. The fair value of the derivative financial liability associated with rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights. Neither of these estimated fair values may be reflective of future values.

•	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Year Ended,

(Stated in $000’s of dollars)	December 31,
	2013	2012

Unrealized losses on long-term investments	$(656)	$(4,515)

Unrealized gains on other long-term investments	238	11,463

Change in fair value of derivatives	87,722	194,664

Change in fair value of embedded derivatives	5,481	39,512

Write-down of long-term investments	(4,649)	(34,605)

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Year Ended,

(Stated in $000’s of dollars)	December 31,
	2013	2012
Unrealized gains (losses) on available-for-sale
equity securities	$17,433	$(14,874)

Unrealized (losses) gains on available-for-sale
debt securities	(12,062)	30,309

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and China.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto Interim Funding Facility, New Bridge Facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

6. SHARE CAPITAL

As at March 26, 2014, the Company had a total of:

¡	2,012,241,573 common shares outstanding;

¡

6,841,871 incentive stock options outstanding, with a weighted average exercise price of C$13.80 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share;

¡	74,247,460 Series D Warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $8.20; and

¡	74,247,460 Anti-Dilution Series D Warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

7. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5–LIQUIDITY AND CAPITAL RESOURCES on page 30 of this MD&A.

Commodity prices and 2014 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Copper prices averaged $3.25 per pound in Q4’13, in line with levels observed in Q3’13. Gold prices were slightly lower, averaging $1,270 per ounce in Q4’13 down from approximately $1,300 per ounce in Q3’13.

The copper market has become more volatile recently due to uncertainty around the outlook for the Chinese economy. However, overall Turquoise Hill continues to expect a small surplus in the near-term, with solid demand growth likely to be matched by additional mine supply from new projects.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, long-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Excess supply within the coking coal markets in 2013 continued with further growth from Australian producers and strong exports from North America and Russia also impacting global trade. Chinese domestic washed coking coal production increased in 2013 as a result of continued capacity expansion in Shanxi.

Coal prices in China declined progressively through 2013 before flattening out at four year lows in Q3’13 and then improving slightly in Q4’13. However, prices remained well below the levels achieved over the last three years and the Mongolian coal industry faced strong competition from seaborne and domestic Chinese coal

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

producers. These factors led to both lower prices and a reduction in market share of 16% for Mongolian coal producers in Chinese coking coal imports in 2013 compared to 2012.

The increase in sales volumes and the reduction in cash costs per tonne sold partially offset pricing pressures experienced in 2013 compared to 2012. The reduction in cash costs per tonne sold was driven by an improvement in mining equipment productivity and cost control measures. While the strip ratio was slightly higher in 2013 compared to 2012, it remained below long-term trend. Cash costs were also favourably impacted by the depreciation of the Mongolian Tugrik versus the U.S. Dollar. SouthGobi minimized capital expenditures and exploration expenses throughout 2013 to preserve its financial resources.

The outlook for Mongolian coal exports remains dependent on China. Demand at the beginning of 2014 has been seasonally weak with the impact of the Chinese New Year lasting longer than expected and prices have again declined after rising in Q4’13.

SouthGobi anticipates that coal prices in China will remain under pressure in 2014, which will continue to impact SouthGobi’s margins and liquidity. SouthGobi continues to strive for further cost reductions and where possible delay expenditures. However, based on its forecasts for 2014, SouthGobi is unlikely to have sufficient capital resources and does not expect to generate sufficient cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments, including cash interest payments due on the CIC convertible debenture. Therefore, SouthGobi is in the process of seeking additional sources of financing to continue operating and meet its objectives.

While SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives, there can be no assurance that such financing will be available on terms acceptable to SouthGobi. If for any reason, SouthGobi is unable to secure the additional sources of financing and continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements and such adjustments could be material.

While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default on the $250 million CIC convertible debenture, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

SouthGobi is focused on securing additional sources of financing and continues to minimize uncommitted capital expenditures while preserving its growth options.

Exchange Rates

Oyu Tolgoi’s and SouthGobi’s sales are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

8. OFF-BALANCE-SHEET ARRANGEMENTS

During the year ended December 31, 2013, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

9. CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2013:

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating leases (1)	$1,400	$583	$9	$-	$1,992
Purchase obligations (1)	217,094	24,863	-	-	241,957
Debt obligations (2)	2,145,093	-	-	250,000	2,395,093
Other long-term obligations (3)	-	754	-	602,814	603,568
Total	$2,363,587	$26,200	$9	$852,814	$3,242,610

(1)

These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Debt obligations includes the Interim Funding Facility and New Bridge Facility that both mature on January 15, 2014 and SouthGobi’s CIC convertible credit facility that matures in 2039.

(3)	Other long-term obligations consist of asset retirement obligations.

10. CHANGES IN ACCOUNTING POLICIES

In February 2013, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

11. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2013. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

•	Reserves and resources;

•	Recoverable amount of property, plant and equipment;

•	Depletion and depreciation of property, plant and equipment;

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•	Asset retirement obligations; and

•	Income taxes.

Reserves and resources

Proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets and could result in impairment, resulting in a write-down of the assets.

Recoverable amount of property, plant and equipment

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with proven and probable reserves and value beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Turquoise Hill’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Turquoise Hill’s assets and, as such, the amortization of these assets has a significant effect on Turquoise Hill’s financial statements.

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method. Depletion of each mineral property interest is provided on the units-of-production basis using estimated proven and probable reserves as the depletion basis.

Significant judgment is involved in the determination of the useful lives and residual values of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset. For long-lived assets that are depleted or depreciated over proven and probable reserves using the units-of-production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or deprecation.

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Asset retirement obligations

Turquoise Hill has obligations for site restoration and decommissioning related to its mining properties. Turquoise Hill, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change — resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments including estimating the amount of future reclamation costs and their timing, risk-free inflation rates and risk-adjusted discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Turquoise Hill’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

Turquoise Hill must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. Turquoise Hill records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

The determination of the ability of Turquoise Hill to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about Turquoise Hill’s future performance. Management is required to assess whether Turquoise Hill is more likely than not able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

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12. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance becomes effective for the Company beginning January 1, 2015.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2014 or later.

13. INTERNATIONAL FINANCIAL REPORTING STANDARDS CHANGEOVER PLAN

The Company currently files its consolidated financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under securities regulations in both countries. These regulations also permit the Company to file its consolidated financial statements with Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards (IFRS), which is the predominant accounting framework for Canadian public companies.

Certain subsidiaries of the Company, including Oyu Tolgoi and SouthGobi, currently prepare their financial statements in accordance with IFRS. The Company’s parent, Rio Tinto, also prepares its consolidated financial statements in accordance with IFRS. For purposes of reporting efficiencies, on November 7, 2013, the Company’s Audit Committee approved management’s decision to adopt IFRS effective January 1, 2014.

Subsequent to filing the Company’s MD&A for the three and nine month periods ended September 30, 2013 on November 14, 2013, management reassessed the status of the Company’s IFRS conversion project, and on November 29, 2013, the Company’s Audit Committee approved management’s decision to defer the Company’s adoption of IFRS until January 1, 2015. Due to the requirement to present comparative financial information, the effective transition date will be January 1, 2014.

The Company’s IFRS conversion project consists of four phases: scoping and planning, detailed assessment, implementation and post-implementation.

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The Company has completed the scoping and planning phase. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. The Company is progressing through the detailed assessment phase. During the implementation phase, the Company will identify and carry out the implementation requirements to effect management’s accounting

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choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2014 and other transitional reconciliations and disclosure requirements. The Company expects to complete the detailed assessment and implementation phases during the fourth quarter of 2014 in order to be able to effectively adopt IFRS for its first quarter of 2015. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS following the implementation process.

The Company is developing and maintaining IFRS competencies by addressing training requirements at various levels within the organization.

Scoping and Detailed Assessment

IFRS 1 - First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate. The list below and comments should not be regarded as a complete list of IFRS 1 elections available to the Company as a result from the transition to IFRS.

Business Combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company currently intends to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Share based payments

Under IFRS 1, an entity can elect not to apply the requirements of IFRS 2, Share Based Payments to options granted before November 7, 2002 and options granted after November 7, 2002 which were vested at the date of transition. The Company currently intends to elect this exemption under IFRS 1.

Foreign currency translation

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. The Company’s management is considering this IFRS 1 election in conjunction with its assessment of functional currency.

Potential Significant Impacts on Transition to IFRS

Based on the assessment performed to date, the Company’s management has identified the following key areas of IFRS and US GAAP differences that are being assessed for potential changes in accounting policies that may impact the consolidated financial statements. This list should not be regarded as a complete list of changes that

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will result from transition to IFRS and is intended to highlight those areas where the potential for change is believed to be most significant. The Company is currently assessing the impact of each of the following areas and has not concluded whether differences will arise:

•	Investments in subsidiaries and affiliates and related transactions;
•	Exploration and evaluation costs;
•	Impairment of long-lived assets;
•	Foreign currency translation;
•	Decommissioning and restoration provisions;
•	Share based payments;
•	Provisions for onerous contracts; and
•	Financial instruments.

The discussion above regarding potential significant impacts on transition to IFRS is provided to allow readers to obtain a better understanding of the Company’s IFRS changeover plan and the areas of potential effects on the Company’s consolidated financial statements. Readers are cautioned that it is premature to draw conclusions as to the impact of IFRS on the Company’s consolidated financial statements. This discussion reflects the Company’s most recent assumptions and expectations. Circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. The Company is still in the process of completing the selection of IFRS accounting policies and its assessment and quantification of potential differences from U.S. GAAP. Once completed, this information will be subject to approval by the Company’s Audit Committee and audit prior to being finalized. Accordingly, the discussion above is subject to change.

Systems and Processes

The Company continues to assess the impact of the IFRS transition project on systems and processes, including an assessment on information technology systems and internal controls.

The Company is applying its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Company’s Audit Committee.

Business Activities

The Company is currently assessing the impacts of the IFRS transition project on all areas of the business, including contractual arrangements, financial covenants and key ratios.

14. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which Turquoise Hill is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the Section 21 entitled “Forward-Looking Statements and Forward-Looking Information” on page 63 of this MD&A. If any of such risks or risks not currently known to Turquoise Hill actually occurs or materializes, Turquoise Hill’s business, financial condition or results of operations could be adversely affected, even materially adversely affected. For the purpose of Section 14 of this

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MD&A, a reference to the Company refers to Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

The Company may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi mine. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. If the terms of the Investment Agreement cannot be enforced effectively, the Company could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi mine with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

The Government of Mongolia holds a significant stake in the Oyu Tolgoi mine.

Although the Shareholders’ Agreement contemplates that the Company will maintain a controlling interest in the Oyu Tolgoi mine, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi mine property. In addition, a portion of the Oyu Tolgoi mine property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Company directly holds a 9.4% interest and RTIH directly holds an 11.3% interest. Therefore, the Company will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters (including Oyu Tolgoi LLC board and Mongolian governmental approvals in respect of the Oyu Tolgoi Project Financing) resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Company’s ability to carry on business in Mongolia is subject to legal and political risk.

Although the Company expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate the Oyu Tolgoi mine, the Company is still subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

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There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce (if enforceable at all), this risk applies to the Oyu Tolgoi mine despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which the Company holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Mine, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income and other taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi mine are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Mongolian institutions and bureaucracies responsible for administrating laws may lack the experience necessary to apply such laws in a modern business context. Many laws have been enacted; but in many instances they are neither understood nor enforced and may be applied in an inconsistent; arbitrary and unfair manner; while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

There can be no assurance that the Company will be capable of raising the additional funding that it needs to continue development of the Oyu Tolgoi mine. In particular, but without limiting the scope of the foregoing statement, there can be no assurance that Oyu Tolgoi Project Financing will be available or that the corporate, governmental and other approvals required for its implementation will be obtained.

Development of the open pit mine at the Oyu Tolgoi mine has been completed and shipments of concentrate to customers has commenced. However, further development of the Oyu Tolgoi mine depends upon the Company’s ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect the Company’s ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to the Company and RTIH or that the Company or RTIH will continue to pursue project financing for the Oyu Tolgoi mine. In addition, the Company operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

Key issues relating to the Oyu Tolgoi mine remain unresolved, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion

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and Oyu Tolgoi LLC shareholder approval of the feasibility study for the expansion of operations. Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package. As a result, there can be no assurance that these matters will be resolved in a manner that is satisfactory to the Company or RTIH and that Oyu Tolgoi Project Financing will be available within a reasonable time frame to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi Project Financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi Project Financing will be available on the currently proposed terms or at all.

To the extent the Company and RTIH determine to proceed with development of the underground mine without having secured adequate project debt financing, the Company could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the Continuing Covenants forming part of the 2013 MoA, the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the Continuing Covenants are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights in the Oyu Tolgoi mine or its other projects, or make it more difficult or expensive to develop such projects and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate the Oyu Tolgoi mine or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Company to perform.

The Investment Agreement commits the Company to perform many obligations in respect of the development and operation of the Oyu Tolgoi mine. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance

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of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi mine workforce now that commercial production has been attained, and 50% of the Oyu Tolgoi mine’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control. Currently, approximately 92% of Oyu Tolgoi LLC’s employees are Mongolian nationals.

•

Oyu Tolgoi LLC is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•

Although Oyu Tolgoi LLC has reached commercial production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required commercial production levels.

•

Oyu Tolgoi LLC is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Company having demonstrated that the Oyu Tolgoi mine has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

RTIH, as the holder of a majority of the Common Shares and as manager of the Oyu Tolgoi mine, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and the Oyu Tolgoi mine.

RTIH, together with its affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the HoA and the

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2012 MoA. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of the Oyu Tolgoi mine which provides RTIH with responsibility for the management of the Oyu Tolgoi mine. Pursuant to the 2012 MoA, the Company’s current Chief Executive Officer and Chief Financial Officer were nominated by RTIH. Such persons, together with the rest of the Company’s senior management team, are employed by affiliates of RTIH and are seconded to the Company.

RTIH is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi mine through a series of governance mechanisms established under the Private Placement Agreement and the HoA. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters.

The interests of RTIH and the interests of the Company’s other shareholders are not necessarily aligned in all respects and there can be no assurance that RTIH will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA, the 2012 MoA and the 2013 MoA in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

The actual cost of developing the Oyu Tolgoi mine may differ materially from the Company’s estimates and involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of the Oyu Tolgoi mine are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi mine underground mine may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi mine. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi mine, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in the commencement or expansion of mineral production. In particular, funding and development of the Oyu

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Tolgoi mine underground mine has been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Company’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters. Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Company is exposed to risks of changing political stability and government regulation in the countries in which it operates.

The Company holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Although the issues with Chinese customs relating to the collection of shipments of concentrate have been resolved, future disputes or issues with customs officials affecting the shipment of the Company’s products and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognize revenue. The Company’s operations may also be affected to varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Company is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Company operates also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Company’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Company and its share price.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The disclosed resource and reserve estimates for the Company’s projects are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control. The Company’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this MD&A, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for the Oyu Tolgoi mine is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this MD&A are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from the Oyu Tolgoi mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of the Oyu Tolgoi mine depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals

The aggregate effect of these factors on metal prices is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

	Copper			Gold			Silver
Year	High	Low	Average	High	Low	Average	High	Low	Average
2009	$3.33	$1.38	$2.34	$1,213	$ 810	$ 972	$19.18	$10.51	$14.67
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225	$30.70	$15.14	$20.19
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572	$48.70	$26.16	$35.12
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain defined land areas for “special needs” in proximity to the Oyu Tolgoi mine. These special needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi mine, if required. Most of the land areas designated for special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not entirely clear at this time what areas of land covered by Resolution No. 175 may be required for the purposes of infrastructure for the Oyu Tolgoi mine and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licences over such areas. Oyu Tolgoi LLC has entered into

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

certain consensual arrangements with some of the affected third parties and is seeking to complete consensual arrangements with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by the application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It has not been formally confirmed by the Government of Mongolia that any consensual arrangements Oyu Tolgoi LLC enters into with affected third parties will make the application of Resolution No. 175 to those affected third parties unnecessary or of no adverse effect. It is not clear at this time whether the Government of Mongolia will alone assume the obligation to pay such compensation to third parties, or whether it will require Oyu Tolgoi LLC to pay all or a portion of such compensation.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi mine is subject to a requirement to meet environmental protection obligations. The Company must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

Previous mining operations may have caused environmental damage at current and former mining projects of the Company, and if the Company cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Tenements in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The ability of our subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. The Company notes that its cash and cash equivalents at December 31, 2013 includes SouthGobi’s balance of US$21.8 million, which amount is not available for the Company’s use. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date.

On October 20, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi LLC purchased a T-bill from the Government of Mongolia, with a face-value of US$115.0 million, for US$100.0 million. The T-Bill was assigned to the Company by Oyu Tolgoi LLC in November 2012. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that the Company will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Company’s cash position, which may have a material adverse impact on the Company and its share price.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Company or any officer, director, employee or agent of the Company or any shareholder of the Company acting on its behalf from paying, offering to pay, or authorizing the

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its employees and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on SouthGobi and the Company.

The investigations referred to in “Description of the Business – SouthGobi Resources Ltd. – Governmental, Regulatory and Internal Investigations” could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Company.

There can be no assurance that the interests held by the Company in its exploration, development and mining properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is currently engaged in an SEC comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by its majority-owned subsidiary, SouthGobi, which process could result in a requirement to file future supplements to or further restatements of the Company’s financial disclosure.

The Company has received comment letters from the staff (the “Staff”) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. GAAP in respect of certain sales of coal by our majority-owned subsidiary, SouthGobi. The Company has concluded that the restatement of its consolidated financial statements as described under “General Development

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

of the Business – Restatement of 2012 Financial Statements” appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of this MD&A, the Staff’s comments remain unresolved, and until these comments are resolved, the Company cannot predict whether the Staff will require it to supplement its disclosures or further restate or make other changes to its historical consolidated financial statements, including with respect to the financial information contained in the Company’s previously filed annual and quarterly reports. If the Company is required to supplement its disclosures or further restate its previously reported financial statements in any way, it could have a material adverse effect on the Company’s results of operations and on the value or trading price of its Common Shares.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date and it does not intend to declare or pay dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi mine and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

There is no assurance that the Company will be capable of consistently producing positive cash flows.

While commercial production from the open pit at the Oyu Tolgoi mine has commenced and concentrate has been shipped to customers in China, which is expected to generate working capital in 2014, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging a sufficient amount of capital, whether through project debt financing or otherwise, to fund the development of the underground mine, which may have a material adverse impact on the value of the Oyu Tolgoi mine and, consequently, on the Company and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company cannot insure against all of the risks associated with mining.

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Company’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Company’s results of operations. Customers that accounted for significant revenue in fiscal 2013 may not generate similar levels of or any revenue in 2014 or in any future period. The failure to obtain new significant customers or additional orders from existing customers may materially affect the Company’s operating results. The Company anticipates that its dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

The Company faces risks associated with enforcement of its contractual rights.

The Company has customer contracts with certain Chinese companies. Enforcement of existing and future laws and contracts in China is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies with operations in China or contracts with Chinese counterparties, such as the Company’s. These uncertainties could limit the legal protections available to the Company. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. The Company’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, to the extent the Company’s business activity grows and it commences development of

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

the Oyu Tolgoi mine’s underground mine, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on the Rio Tinto Group for the secondment of skilled labour at the Oyu Tolgoi mine, particularly in the construction and early development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from the Rio Tinto Group, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, the Company is obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi mine continues in commercial production. Among other obligations, the Company must use its best endeavours to ensure that within five years of the Oyu Tolgoi mine attaining commercial production, at least 50%, and within ten years of the Oyu Tolgoi mine attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi mine are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Certain directors of the Company are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Company.

Certain of the directors of the Company are directors, officers or employees of, or have shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource Company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Company for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Company and will generally abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the Business Corporations Act (Yukon), the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Company or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot assure you that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

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(Stated in U.S. dollars, except where noted)

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company may be a passive foreign investment Company (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares.

Based on the scope of its past, current and projected operations, the Company believes that it may have been a PFIC for the 2013 tax year and that it may remain a PFIC (or become one if it was not) in the future. However, the determination of the Company’s PFIC status for any year is very fact-specific, and is dependent on continued active operations either by SouthGobi or through other projects, the value of the Company’s resources and reserves, legal and political risks, and other factors beyond the Company’s control. Accordingly, there can be no assurance in this regard. If the Company is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Company and its share price. For the purposes hereof, “United States Holder” means any beneficial owner of a Common Share that is (i) an individual citizen or resident alien of the United States as determined for United States federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

The Company may from time to time hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

The Company may from time to time hold substantial funds in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Company’s business could be materially and adversely affected by current, and potential future litigation proceedings.

The Company has recently received notice of two putative class action complaints filed in the U.S., which it must now defend against. Additionally, the Company could be subject to other legal claims or proceedings related to

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

securities or other matters in the future. The Company may be required to defend against any future claims that are asserted against it, or may deem it necessary or advisable to initiate a legal proceeding to protect its rights. The expense and distraction of the current legal proceedings in the putative class actions or any future claim or proceeding, whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Company or if it were to settle any such dispute, including the claims relating to the two putative class action complaints, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

15. RELATED-PARTY TRANSACTIONS

Related party transactions with Rio Tinto plc

As at December 31, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	December 31,
	2013	2012
Cash and cash equivalents (i)	$-	$970,591
Due from related parties	5,070	496
Payable to related parties:
Management services payment (ii)	(100,569)	(91,175)
Cost recoveries (iv)	(75,237)	(94,226)
Standby purchaser fee (v)	(71,886)	-
Interest payable on long-term debt	(13,530)	(25,105)
Interim Funding Facility	(1,789,787)	(1,799,004)
New Bridge Facility	(339,475)	-
	$(2,385,414)	$(1,038,423)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2013	2012
Interest income on demand deposits (i)	$5,681	$385
Costs recoveries - Turquoise Hill	5,285	2,654

Financing costs:
Series D Warrants	-	(164,384)
Standby purchaser fee	(71,710)	(72,764)
Front end fees (iii)	(7,917)	(16,667)
Commitment fees (iii)	(14,527)	(19,607)
Interest expense (iii)	(129,910)	(101,109)
Management services payment (ii)	(21,750)	(34,392)
Costs recoveries - Rio Tinto (iv)	(98,302)	(113,326)
	$(333,150)	$(519,210)

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

(i)

Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand. One deposit of $274.2 million was repaid on March 1, 2013 when Rio Tinto terminated that deposit arrangement in accordance with its terms. The remaining $696.4 million on deposit was fully repaid by May 22, 2013.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(v)	During 2013, the Company recognized a derivative loss of $0.2 million associated with remeasuring the standby purchaser fee liability.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common. The table summarizes related party transactions by related party:

	Year Ended December 31,
	2013	2012
Global Mining Management Corporation (i)	$816	$24,019
Robert Friedland related entities (ii)	-	21,224
	$816	$45,243

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At December 31, 2013, no amounts were due from (December 31, 2012 - $1.1 million) or payable to (December 31, 2012 - $0.1 million) companies related to Turquoise Hill by way of directors, officers or shareholders in common.

(i)

On October 31, 2013, the Company ceased being one of seven equal shareholders of Global Mining Management Corporation (Global), a private company based in Vancouver, and the Company’s Vice President, Human Resources and Administration ceased being a director of Global’s parent company.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Additionally, Global had a director in common with the Company until May 10, 2013. Global provided administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owned more than 10% of the Company until late April 2013 and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental, administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

16. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the Company’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

financial reporting and the preparation of financial statements in accordance with U.S. GAAP and the requirements of applicable U.S. and Canadian securities legislation.

As previously reported in the Company’s Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2012, management identified a material weakness in the Company’s internal control over financial reporting related to the Company’s failure to properly account for revenues in complex transactions. Specifically the Company did not ensure that all aspects of sales arrangements were considered in the determination of the appropriate accounting for contracts in which the specified location of transfer of title in the contracts is the customer’s stockpile in the stockyard located within SouthGobi’s Ovoot Tolgoi mine’s mining license area. To remediate the material weakness in the Company’s internal control over financial reporting, the Company implemented the following procedures:

1)	Additional monitoring of sales contracts entered into by its subsidiaries; and
2)	Enhanced analysis of the application of relevant accounting standards to the facts of those contracts.

As such we have concluded that the material weakness in internal control over financial reporting has been remediated as discussed above.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2013 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2013.

Changes in internal controls over financial reporting

Other than the changes described above, there were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

18. OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

19. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

20. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2013, and other continuous disclosure documents filed by the Company since January 1, 2014, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for mineral resources and mineral reserves (“CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

21. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this MD&A.

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

22. MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill Resources Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 26, 2014.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditor, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Kay Priestly	/s/ Chris Bateman
Kay Priestly	Chris Bateman
Chief Executive Officer	Chief Financial Officer

March 26, 2014

Vancouver, BC, Canada